

10035058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 33944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon Haskett Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan S. Gordon 212-883-0600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Company, CPAs, P.C.
(Name - if individual, state last, first, middle name)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

RECEIVED
2010 FEB -1 PM 1:36
SEC / TM

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon Hasket Capital Corporation, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARK B. BORTECK
Notary Public, State of New York
No. 02BO4[illegible]
Qualified in [illegible] County
Commission Expires [illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDON, HASKETT CAPITAL CORPORATION
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
MARCH 31, 2009

CONTENTS

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Gordon, Haskett Capital Corporation
441 Lexington Avenue
New York, NY 10017

We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation as of March 31, 2009, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gordon, Haskett Capital Corporation as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
May 26, 2009

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS

Cash and cash equivalents	$ 1,699,075
Clearing deposit	100,000
Commissions receivable	83,190
Investment, at fair value	1,127,700
Furniture and fixtures (net accumulated depreciation of $151,333)	38,690
Total assets	$ 3,048,655

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 75,000
Total liabilities	75,000
Commitments and contingencies	
Stockholders' equity	
Capital stock, par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 96 shares	1
Additional paid-in capital	5,443,050
Accumulated deficit	(2,469,396)
Total stockholders' equity	2,973,655
Total liabilities and stockholders' equity	$ 3,048,655

The accompanying notes are an integral part of these financial statements.

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2009

Income	
Commissions	$ 2,741,648
Floor brokerage and other income	118,476
Trading and investment loss	(2,719,572)
Interest and dividends	82,970
	223,522
Expenses	
Employee compensation and benefits	2,135,184
Commissions	477,500
Floor brokerage	69,137
Communications	38,805
Rent	221,115
Professional and consulting fees	140,775
Other expenses	990,381
	4,072,897
Net loss	$ (3,849,375)

The accompanying notes are an integral part of these financial statements.

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2009

	Capital Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, beginning of year	$ 1	$ 5,443,050	$ 1,379,979	$ 6,823,030
Net loss	-	-	(3,849,375)	(3,849,375)
Balance, end of year	$ 1	$ 5,443,050	$ (2,469,396)	$ 2,973,655

The accompanying notes are an integral part of these financial statements.

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED MARCH 31, 2009

	Contributed Exchange Membership	Cash	Total
Subordinated liabilities - April 1, 2008	$ 320,000	$ -	$ 320,000
Return of exchange membership contributed for the use of the Company subordinated to the claims of general creditors	(320,000)	-	(320,000)
Subordinated liabilities - March 31, 2009	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents
YEAR ENDED MARCH 31, 2009

Cash flows from operating activities:	
Net loss	$ (3,849,375)
Adjustments to reconcile net loss to net	
Cash provided by (used in) operating activities:	
Depreciation	12,866
Unrealized losses - investment	2,760,030
(Increase) decrease in assets:	
Commissions receivable	96,816
Other assets	35,000
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(5,000)
Total adjustments	2,899,712
Net cash used in operating activities	(949,663)
Cash flows from investing activities:	
Furniture and fixture purchases	(8,500)
Net cash used in investing activities	(8,500)
Net decrease in cash and cash equivalents	(958,163)
Cash and cash equivalents at beginning of year	2,657,238
Cash and cash equivalents at end of year	$ 1,699,075
Supplemental disclosure of cash flows non-cash information:	
Cash paid during the year for income taxes	$ 4,871

Non-cash information:
During the year, the Company returned the exchange membership contributed for the use of the Company valued at $320,000 and the respective liabilities subordinated to claims of general creditors were cancelled.

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Valuation of Investments in Securities at Fair Value – Definition & Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*" ("SFAS 157"), effective April 1, 2008. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Valuation of Investments in Securities at Fair Value – Definition & Hierarchy (Continued)

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities traded on a national securities exchange at their last sales price on the date of determination. Other listed securities for which no sale occurred on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. Cash and cash equivalents at March 31, 2009 consists primarily of investments in money market funds.

Income Taxes

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. No provision has been made for New York City corporation tax since it was considered immaterial. At December 31, 2008, based on the latest tax return filed, the Company has New York City net operating loss carryforwards of approximately $3,785,000 expiring in 2022 through 2025, giving rise to a deferred tax asset of $365,000 offset by a contra valuation allowance in the same amount.

Property and Equipment

Depreciation on office furniture and equipment is provided on a straight line basis over the useful lives of the assets of five years.

Recent Accounting Pronouncements

On July 13, 2006, the FASB released FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. On December 30, 2008, the FASB issued FASB Staff Position 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*" which defers the implementation of FIN 48 to fiscal years beginning after December 15, 2008. The Company elected to defer the application of FIN 48.

Note 2 - Investment, at Fair Value

The investment consists of NYSE Group common stock valued at $1,127,700, which is considered a Level 1 financial instrument pursuant to SFAS 157.

Note 3 - Property and Equipment

The components of property and equipment are as follows:

Office equipment	$ 148,754
Furniture and fixtures	41,269
	190,023
Less: Accumulated depreciation	(151,333)
	$ 38,690

Note 4 - Consolidation of Variable Interest Entity

The FASB issued FIN 46, "*Consolidation of Variable Interest Entities*", (amended by FIN 46R) with an initial measurement for pre-existing entities or business arrangements effective in 2006. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

The Corporation has evaluated its relationship with one entity and has determined that, although the entity is a variable interest entity and the Corporation holds a variable interest in the entity, this entity is not required to be consolidated in the Corporation's financial statements pursuant to FIN 46.

The Partnership leases office space from a related entity, 100% owned by a 50% stockholder of the Company, on a month-to-month basis. Approximately $250,000 represents the annual fair market rent of which $200,086 was expensed for the fiscal year ended March 31, 2009. The Company is not the primary beneficiary.

Note 5 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be at least the greater of $1,000,000 or 6-2/3% of total aggregate indebtedness, as defined. The Company had net capital of $2,606,765 which exceeded the requirement of $1,000,000 by $1,606,765. The Company's net capital ratio was 2.9%.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Concentration of Credit Risk – Cash and Cash Equivalents

The Company maintains cash and cash equivalents at financial institutions in excess of federal and regulatory insured limits.

A copy of the Company's statement of financial condition as of March 31, 2009, pursuant to Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

GORDON, HASKETT CAPITAL CORPORATION
NET CAPITAL COMPUTATION UNDER SEC RULE 15c3-1
MARCH 31, 2009

Total stockholders' equity		$ 2,973,655
Subtract - nonallowable assets:		
Furniture and fixtures, net	$ 38,690	
Total nonallowable assets		38,690
Tentative net capital before haircuts		2,934,965
Capital charges pursuant to Rule 15c3-1:		
Haircuts	$ 203,069	
Undue concentration	125,131	
		328,200
NET CAPITAL		2,606,765
Less: Minimum net capital requirement		(1,000,000)
Net capital in excess of all requirements		$ 1,606,765
Capital ratio (maximum allowance 1500%)		
Ratio of aggregate indebtedness to net capital*	$ 75,000 / $ 2,606,765 = 2.9%	
*Aggregate indebtedness		
Accounts payable and accrued expenses		$ 75,000

There were no material variances between this computation of net capital under Rule 15c3-1 and the Registrant's computation filed with Part IIA, Form X-17A-5. Accordingly, no reconciliation is required.

See independent auditor's report.

Member AICPA Division for Firms.
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Gordon, Haskett Capital Corporation
441 Lexington Avenue
New York, NY 10017

Gentlemen:

In planning and performing our audit of the financial statements Gordon, Haskett Capital Corporation (the "Company"), as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
May 26, 2009